Mail Stop 3561

July 2, 2008

Barry Diller
Chairman of the Board and Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

> **Re: IAC/InterActiveCorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2008**
> **File No. 0-20570**

Dear Mr. Diller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Questions and Answers About the 2008 Annual Meeting and Voting, page 1
"What are my voting choices when voting for director nominees …", page 2

1. We note the disclosure that the election of the directors "requires the affirmative vote of a plurality of the total number of votes cast by the holder of **shares of IAC capital stock voting together as a single class**." (emphasis added) Please clarify here, through a defined term or otherwise, that when you refer to the IAC capital stock you are referring

to the common stock, the Class B common stock and the Series B preferred stock and that the Class B common stock is entitled to ten votes per share and that the Series B preferred stock is entitled to two votes per share.

Proposal 2 – Preferred Stock Merger Proposal, page 12

2. Please provide an estimate of the total merger consideration to be paid (assuming no exercise of dissenter's rights).

Material U.S. Federal Income Tax Consequences of the Merger, page 19

3. Please clarify in the first paragraph that the disclosure addresses the "material" tax consequences of the merger. Please make a similar revision on page 26 regarding the tax consequences of the proposed reverse stock split.

Compensation Discussion and Analysis, page 34
Philosophy and Objectives, page 34

4. We note the disclosure in the first full paragraph on page 35 that the company believes that "arithmetic approaches" to setting compensation are often inadequate. Please provide additional disclosure to explain how that statement is consistent with the last sentence in the second full paragraph on page 35 that "a significant percentage of overall pay takes the form of objectively determinable, success-based, long-term compensation."

5. In the first full paragraph on page 36, please disclose whether the committee used any survey data in making compensation decisions for the year ended December 31, 2007.

Compensation Elements, page 36

6. Please disclose the factors considered by the committee in determining that executive salaries should not be adjusted.

7. Please disclose the EBITA or share price growth targets that were set during 2007 for the purposes of determining annual bonuses. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

8. Under the sub-heading "Long-Term Incentives," please disclose or give examples of the "variety of factors" that determine the level of equity awards in a given year.

9. We note the disclosure on page 38 that Messrs. Kaufman, Lebda, McInerney and Blatt each received restricted stock units based on "target" performance in 2007. Please disclose the goal or metric used to determine "target" performance.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Barry Diller
IAC/InterActiveCorp
July 2, 2008
Page 4

cc: Pamela Seymon
        Wachtell, Lipton, Rosen & Katz